38

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                       Amendment No. 3

                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    SUPERIORCLEAN, INC.
               ----------------------------
      (Name of Small Business Issuers in its charter)

          NEVADA                        88-0492605
     -----------------                --------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization


    1183 S. Huron St., Denver,            80223
            Colorado
   ----------------------------        -------------
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: 303-933-3000

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

Common Stock, par value $0.001
Preferred Stock, par value $0.001



PAGE-1-



                      TABLE OF CONTENTS



PART I - ITEM 1. DESCRIPTION OF BUSINESS                        3

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION                   12

PART I - ITEM 3. DESCRIPTION OF PROPERTY                       16

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                          16

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                            17

PART I - ITEM 6. EXECUTIVE COMPENSATION                        18

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                   18

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                    19

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                            20

PART II - ITEM 2. LEGAL PROCEEDINGS                            21

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE             21

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES     22

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS    23

PART F/S. FINANCIAL STATEMENTS                                 27

PART III - ITEM 1.  EXHIBITS                                   38




PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

SuperiorClean, Inc. is a Nevada corporation formed in March 2001. Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Establishing our franchising business; and
*    Developing markets for the services we offer.

Superior Carpet Care Franchising Systems, Inc. was formed on February 6, 2001 as a Colorado corporation. SuperiorClean, Inc. was formed on March 28, 2001 as a Nevada corporation. Each was organized to franchise and support third party carpet cleaning operations. In March 2001, Superior Carpet Care Franchising Systems transferred all assets and operations to SuperiorClean.

Our founder and president, Mr. Micah Gautier, is also founder and president of Superior Carpet Care, Inc., formed in 1998. Superior Carpet Care is a company engaged in the carpet cleaning business. The business of Superior Clean is based on the business of Superior Carpet Care - franchising carpet cleaning businesses similar to Superior Carpet Care. However, Superior Carpet Care, Inc. is not a franchisee of and has no other relationship with Superior Clean.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We have conducted our operations since March 2001. We have limited revenues of $48,095 and we have accumulated losses of approximately $160,130 from our inception to May 31, 2002. All of our revenues to date have come from one franchisee. The franchisee is Steve Dunn. He is operating
In Littleton Colorado under a signed franchise agreement.

This agreement is for a term of 10 years expiring 2011, and may be renewed for one additional term of 10 years upon payment of a renewal fee of $5,000.

We were organized to develop a carpet cleaning franchising operation. Our revenues will be derived from:

* One time fees from marketing franchising rights to potential franchisees
*    On-going royalties from those franchisees
* Sales revenues from selling the following products to our franchisees:



PAGE-3-



o    SuperiorClean spotting kit
o SuperiorClean concentrate which is used to make our proprietary cleaning product

We have received approximately $2500 from the sale of these products in the last year.

We do have a federal trademark and patent pending:

*     SuperiorClean,  trademark:  Reg. No 2,572,354,  date  May
21,2002
* Superior Carpet Care Logo service mark registration is still pending, and is currently published in the Official Gazette for review.

In developing our franchising program, we plan to create and develop print and broadcast advertising material to further promote our brand. In addition, we anticipate coordinating a comprehensive lead generation program, designing franchise brochures and operations manuals and providing extensive, ongoing professional training.

Our initial and only sale of franchise rights occurred in April 2001.

Our Service

Our franchising program will be based upon franchising the cleaning process currently utilized by Superior Carpet Care. This process does not use any soap or shampoo, but rather our chemical formula that is 98 percent water. We believe that heavy soaps and shampoos, while initially looking clean, actually attract and bind dirt particles to the carpet fibers, where it is reabsorbed. This leads many floor coverings to become just as soiled as they were prior their last cleaning within a very short period of time.

We rely upon agitation and extraction of dirt from the carpets rather than using powerful solvents. We combine a rotary buffer machine, our non-soap solution and the use of hot water extraction to loosen up and extract dirt particles.

After scrubbing the entire carpet with our solution to loosen up the dirt, we bring in hoses from a truck-mounted unit to do a hot water extraction without any rinsing agents. This is performed with a rotary jet extractor that operates like a floor buffer, which we have found dries carpets faster than conventional means as well as performs a final scrubbing. The end result is a clean carpet, without residual soap to absorb dirt and odors.

Superior  Carpet  Care  is  currently  servicing   over   60
residential homes per week in the Denver-area.

Our Franchise Program

We  will  utilize a franchise agreement with  each  of  our
franchisees.    The   franchise   agreement   defines   the
parameters of the relationship between the franchisee and us. Specifically it addresses:



PAGE-4-



     *    Grant of the Franchise License
     *    License Term and Extension Period
     *    Initial Franchise Fee
     *    Continuing Royalty Payments
     *    Advertising and Promotional Fees
     *    Services provided by Us
     *    Franchisees Duties and Obligations
     *    Insurance and Indemnification
     *    Trademarks and Trade Secrets
     *    Termination
     *    Option to Purchase
     *    Other Ancillary Issues

We anticipate targeting what we believe to be the lower end of the franchising market. Many franchise operations require a $100,000 to $250,000 investment on the franchisees part. We will require only a $20,000 lump sum franchise fee. The potential franchisee will need at least an additional $50,000 to get their business started.

The following chart sets forth the schedule of fees included in our standard form of franchise agreement.

Name of Fee          Amount         Due Date       Remarks
---------------------------------------------------------------
Royalty              8% of gross    Payable        Gross
                     revenue        monthly        revenues are
                                                   all revenue
                                                   from the
                                                   franchise
                                                   location
---------------------------------------------------------------
Individual Local     5% of gross    Monthly        Stops when
Advertising          revenue                       cooperative
                                                   advertising
                                                   is available
---------------------------------------------------------------
Cooperative          4% of gross    Established    Formed when 3
Advertising          revenue        by franchisee  or more
                                    organization   franchisees
                                                   in a local
                                                   market
---------------------------------------------------------------
Advertising          2% of gross    monthly, same
(National Fund)      revenue        time as
                                    royalty
---------------------------------------------------------------
Additional Training  $1000     per  2 weeks prior  Training for
                     person         to beginning   2 persons
                                    of training    included in
                                                   franchise fee
---------------------------------------------------------------
Additional           $500 per day   30 days after  Franchiser
Assistance                          billing        provides
                                                   opening
                                                   assistance
                                                   for free.
---------------------------------------------------------------
Transfer             $5000          Prior to       Payable
                                    acceptance of  before you
                                    transfer       sell your
                                                   franchise.
---------------------------------------------------------------
Audit                Cost of audit  30 days after  Payable only
                     plus      10%  billing        if audit
                     interest   on                 shows an
                     understatement                understatement
                                                   of at least
                                                   2% of gross
                                                   revenue for
                                                   any month
---------------------------------------------------------------
Grand Opening        $5000          Prior to
Advertising                         opening
---------------------------------------------------------------
Fees for lost        $500           Upon delivery
manuals
---------------------------------------------------------------
Interest/late                       30 days after
charges                             billing
---------------------------------------------------------------
Franchise renewal    $5000          upon contract
fees                                renewal
---------------------------------------------------------------
Insurance            Case  by case
                     basis but the
                     franchisee
                     must be fully
                     insured
                     including
                     $1,000,000
                     worth      of
                     liability
                     insurance



PAGE-5-



Our  franchise agreements are for terms of 10  years.   They
are renewable for a term of 10 years upon payment of a fee of $5000.

INDUSTRY ANALYSIS

Regulation

As a franchiser, we must give franchisees two crucial documents mandated by the Federal Trade Commission:

* A written disclosure statement or offering circular that sets forth certain information about the business to be franchised, and
*    Proposed franchise agreement or contract.

All the above documentation is contained in a single form commonly referred to as the Uniform Franchise Offering
Circular or UFOC.

However a UFOC is not filed or required to be on file with any federal government agency. In 35 states, we as the franchiser can sell immediately in those states as so long as the prospective franchisee is provided a current UFOC by the franchiser at least 10 business days before any contracts are signed or any money is paid. In these states, we as the franchiser are not required to file or provide a copy of the UFOC to anyone except the potential buyer.

We have prepared a UFOC and therefore can sell franchises in those 35 states immediately.



PAGE-6-



The other 15 states have additional franchise sales requirements. These state laws give franchise purchasers specific legal rights, including the right to bring private lawsuits if us the franchiser if we omit or violate any of the corresponding state disclosure requirements. The 15 states which provide specific legal rights to franchisees are:

     California
     Hawaii
     Illinois
     Indiana
     Maryland
     Michigan
     Minnesota
     New York
     North Dakota
     Oregon
     Rhode Island
     South Dakota
     Virginia
     Washington
     Wisconsin

  These 15 states have franchise investment laws that will require us as a franchiser to provide pre-sale disclosures, to potential purchasers. In these states we must register with that state by filing the current UFOC and meeting additional disclosure requirements. 13 of these state laws treat the sale of a franchise like the sale of a security. They typically prohibit the offer or sale of a franchise within their state until a franchise offering circular has been filed on the public record with, and registered by, a designated state agency. Only 2 of the 15 states do not require a filing in their state offices of offering circulars.

Most of these states however have certain registration law exemptions that allow a wealthy or sophisticated franchiser or franchisee to transact a franchise sale if the exemption requirements are met. Generally, a franchiser with a net worth of $5 million or a franchisee with a net worth of at least $1 million can be "exempted" from that states standard registration requirements. Initially, we as franchiser will not meet that threshold level. In addition, if the franchise revenue represents less than 20% of the franchisee's total business revenue, an exemption may be given to us. This is also sometimes referred to as fractional franchising. Some states, in an effort to encourage commerce in their states, will allow the sale of 1 to 3 franchises under the exemption status.

COMPETITION

We   face  intense  competition  from  larger  and  better-
established  companies  that  may  prevent  us  from   ever
becoming  a  significant  market  leader.  Some  of   these
companies include:



PAGE-7-



     *    Stanley Steemerr
     *    CleanPro Carpet Cleaning
     *    Capital Carpet Cleaning & Dyer
     *    Modernisticr
     *    American Carpet Cleaning Systemsr
     *    Sears Carpet & Upholstery Care
     *    Chem-Dry r
     *    Steam Brothersr

The  market  for  our  products and services  is  intensely
competitive   and   highly  fragmented.   Many   of   these
competitors  may  have longer operating histories,  greater
financial,  technical  and marketing resources,  and  enjoy
existing   name   recognition  and  customer   bases.   New
competitors may emerge and rapidly acquire significant market share. Competitors may be able to respond more than we can to changing market conditions.

Competition in our industry is primarily based upon price and quality of service. We believe our proprietary cleaning solution and our attention to detail are our primary competitive advantages.

EMPLOYEES

We currently have one full time employee, our president.

REPORTS TO SHAREHOLDERS

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.



PAGE-8-



RISK FACTORS


We have a limited operating history and accumulated losses since our inception.

We have a limited operating history. We have conducted our operations since February 2001. We have limited revenues of $48,095 and we have accumulated losses of approximately $160,130 from our inception to May 31, 2002. In addition, as of May 31, 2002, we had $47,378 of current cash available. Our current cash resources of are sufficient to satisfy our cash requirements to remain as a going concern over the next twelve months.

We need additional funds to reach our business objectives.
You will be unable to determine whether we will ever become profitable.

Although our current cash resources are sufficient for us to stay in operations for the next 12 months, they are not sufficient for us to reach our desired business objectives during that period. To do so, we will need to secure a $120,000. We have no source of this funding identified.

Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no profitable operating history, an investor cannot determine if we will ever become profitable.


If we fail to sell additional franchises or if existing or future franchisees do not perform as expected or their franchise agreements are terminated, our revenues will be reduced.

Our long-term success is in part dependent upon the overall success of the franchise system. Accordingly, to a certain extent, our success of our company is dependent upon our ability to sell additional franchises as well as the successful operations of our franchisees. Our franchisees will operate pursuant to a franchise agreement. The franchise agreement contains a number of restrictions and obligations on the part of our franchisees and us. The failure of our franchisees to strictly comply with these requirements could result in the termination of such franchises. Further, any event that creates adverse publicity involving our franchisees' operations may also reduce our revenues.

To date, all of our business has come from one franchisee;
if we fail to develop a wide franchise base, our revenues will be reduced.

Currently our only income is from our single franchise operation. If this franchisee should default on their franchise agreement, our revenues will be reduced.

Our business is dependent upon Micah Gautier, President and CEO; should we lose the services of this individual, development of our business plan may be delayed.

Our business is dependent upon the expertise of Micah Gautier, President and CEO, who will continue to control our business affairs after this filing. Accordingly, you must rely on his management decisions. We do not maintain, as yet, any key man life insurance for Micah Gautier, President and CEO but we may add this coverage in the future. Our continued growth depends upon our management's ability to attract and retain individuals skilled in software development and our marketing expansion. The loss of services of Micah Gautier could impair development of our business plan.



PAGE-9-



The person responsible for managing our business, Mr. Micah
Gautier, will devote less than full time to our business, which may reduce our revenues.

In his capacity as our president and director, Mr. Gautier devotes approximately 50% of his time to our business. We have no other employees. Mr. Gautier may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

Our officer, directors and principal stockholder can exert control over matters requiring stockholder approval.

Our executive officer, directors and holder of 5% or more of our outstanding common stock beneficially own approximately 67% of our outstanding common stock. They will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.


Because our common stock may be considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability;
you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada Corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of
directors.   Further, a person or group who owns 10% or more
of our outstanding voting stock, including rights to acquire stock, or a person who is an affiliate or associate of us and who was the owner of 10% or more of our voting stock at any time within three years immediately prior to the date in question is prohibited from certain takeover activities.
Our articles and by-laws do not contain similar provisions.



PAGE-10-



We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Shares eligible for future sales under Rule 144 or 144A if sold could reduce the market price of our shares.

There are 2,879,000 shares of our common stock held by non-affiliates and 6,010,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 1,013,000 are currently freely transferable. The remaining shares may be resold under Rule 144.

In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of common stock then outstanding, or, if the stock is traded on a national securities exchange - which the Over-the-Counter Bulletin Board is not, the reported average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the SEC. Sales under Rule 144 are subject to manner of sale restrictions, notice requirements and availability of current public information concerning us. Under rule 144(k), person who is not our affiliate and who has not been our affiliate within three months prior to the sale generally may sell shares without regard to the limitations of Rule 144, provided that the person has held the shares for at least one year. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.



PAGE-11-



No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this registration statement becomes effective. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

     SuperiorClean, Inc. was incorporated in Nevada on March
29, 2001. Since our inception we have devoted our activities to the following:

       *    Raising capital

     During February 2002, we completed an offering that was registered with the state of Nevada and Colorado pursuant to NRS 90.4920 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. As of March 1, 2002 we have sold 1,013,000 shares of our common stock at a price of $0.10 per share for total cash of $101,300.

       *    Completion of our franchise manuals


       *    Continued support of our existing franchisees

We to date have sold one franchise which is in operation at this time. The franchise thus far has had positive cash flow and appears to be following our business model.



PAGE-12-



Results of Operations

      For the Three Months Ended May 31, 2002 and 2001

                                       2002            2001
                                     --------        --------

Revenues
   Royalties  and  fees  from         $7,222         $20,000
franchisees


General and administrative            69,309          39,947
                                   ---------       ---------
Net loss                           $(62,087)       $(19,947)

Our revenues for the three months ended May 31, 2002 decreased to $7,222 from $20,000 in the same three months of 2001 as we sold no new franchises and merely recognized royalty income from our one franchisee.

Our expenses for the three months ended May 31, 2002 increased to $69,309 from $39,947 in the same three months of 2001 due to the following factors:


           3 months ended May 31
           ----------------------
Expense       2002      2001              Reasons
----------------------------------------------------------------
Commissions   0         $27,500   Paid in connection with
                                  securing our franchisee.  Do
                                  not expect to reoccur.

                                  This fee was paid to Mr. Ken
                                  Hollowell, a former director.
                                  We do not expect it to reoccur
                                  because we are no longer using
                                  his services.
----------------------------------------------------------------
Salaries      25,800    7,800     Increased as additional work
                                  done and additional
                                  compensation paid to officer
----------------------------------------------------------------
Financial     31,008    0         $20,000 to
consulting                        GoPublicToday.com, $5,000 to
& promotion                       Meridian Advisors and the
                                  balance to the stock
                                  transfer agent.  These
                                  expenses were in connection
                                  with going public and will
                                  not recur.  (1)
----------------------------------------------------------------
Rent (2)      3,600     0         We commenced more active
                                  operations.  Trend should
                                  continue.
----------------------------------------------------------------
Legal &       3,135     0         We commenced more active
acct.  (2)                        operations.  Trend should
                                  continue.
----------------------------------------------------------------
Advertising   1,863     0         We commenced more active
                                  operations.  Trend should
                                  continue.
----------------------------------------------------------------
Other         3,903     4,647
----------------------------------------------------------------



PAGE-13-



(1) The services provide by GoPublicToday.com, Inc. and Meridian Advisors include: Consulting and document preparation services related to our Regulation D, Rule 504 offering which was registered and sold in the State of Nevada and compliance with applicable Nevada regulatory provisions. These fees were paid in cash. These fees related to our Regulation D private placement offering in Nevada.

We incurred rent, legal and accounting expenses as we commenced more active business operations and we anticipate that as we continue to grow our business operations, we will continue to have rent, legal and accounting expenses.



      For the period from February 1, 2001 (Inception)
                  Through February 28, 2001
            and the Year Ended February 28, 2002

                                   2002            2001
                                 --------        --------

Revenues
  Sales of Franchises               $20,000*
   Royalties  and  fees  from         20,873
franchisees
                                   ---------
                                      40,873
                                   ---------

General   and  administrative        109,498         $29,418
expenses
                                   ---------       ---------
Net loss from operations           $(68,625)       $(29,418)
                                   =========       =========

* From the sale of three franchises at $20,000 each to one individual, with a $10,000 discount given for purchasing multiple franchises at the same time. To date, only one of the franchise locations has been started and is operational. The additional payment amount of $30,000 is treated as deferred franchise fee revenue and will be recognized when all substantial related services have been performed.

Our revenues will be derived from:

* One time fees from marketing franchising rights to potential franchisees
*    On-going royalties from those franchisees
* Sales revenues from selling the following products to our franchisees:

o    SuperiorClean spotting kit
o SuperiorClean concentrate which is used to make our proprietary cleaning product



PAGE-14-



We have received approximately $2500 from the sale of these products in the last year.

We have no policy on giving discounts for multiple franchise purchases; each situation is decided on a case-by-case basis depending upon the level of our desire to have a person as a franchisee.

Future Plans

We plan to accomplish our plan of operations in the next 12 months as follows:

* $90,000 Develop marketing material and begin advertising, as follows:

Develop and print brochure - $20,000 - 60 days after receipt of funds

Development of website - $10,000 - 90 days after receipt of funds

Hire and train salespeople - $30,000 - 120 days after receipt of funds

Develop and place print advertising - $30,000 - 180 days after receipt of funds

* $30,000 travel, to meet with potential franchisees and support existing franchisees, as follows:

We anticipate spending these funds to reimburse salespeople for travel expenses. We anticipate we will commence incurring these expenses approximately 180 days after receipt of funds.


Liquidity and capital resources

We have a limited operating history. We have conducted our operations since February 2001. We have limited revenues of $48,095 and we have accumulated losses of approximately $160,130 from our inception to May 31, 2002. In addition, as of May 31, 2002, we had $47,378 of current cash available. Our current cash resources of are sufficient to satisfy our cash requirements to remain as a going concern over the next twelve months.

We need additional funds to reach our business objectives. You will be unable to determine whether we will ever become profitable. Although our current cash resources are sufficient for us to stay in operations for the next 12 months, they are not sufficient for us to reach our desired business objectives during that period. To do so, we will need to secure a $120,000. We have no source of this funding identified. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no profitable operating history, an investor cannot determine if we will ever become profitable.



PAGE-15-



PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our address is 1183 S. Huron St., Denver, Colorado 80223. Our telephone number is (713) 961-9007. We lease approx 800 square feet of office space and 700 square feet of warehouse space at this address on a one year lease, expiring July 31, 2002, at a rate of $1200 per month. We expect to be able to renew our lease for an additional year at the same rate, although we have not yet done so. We also pay $720 per year for our mailing address in Nevada, which agreement expires renews annually each March 31.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.


   Name                    Number of Shares    Percentage
------------------------------------------------------------
   Micah Gautier, 7258         6,000,000       67% of
   S. Kline St                                 Common
   Littleton, Co. 80127                        Stock

   Donald Dominick, 3845          10,000       .05%
   Everett St. Wheat
   Ridge, CO. 80033

   All officers and            6,010,000       67.05%
   directors as a group
   [2 persons]
------------------------------------------------------------



PAGE-16-



This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 8,889,000 shares of common stock outstanding as of March 31, 2002.



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

       NAME                 AGE               POSITION
--------------------------------------------------------------
Micah Gautier               29           President and CEO,
                                         Director

Donald S. Dominick          54           Director

Micah Gautier, President, CEO, and Director, formed
SuperiorClean Inc in March 2001. Mr. Gautier has been a business owner for the last four years, buying Superior
Carpet Care in July of 1998 and presently operating it. He spends approximately 50% of his time on our business. From
August of 1995 to June of 1998 Mr. Gautier worked for Peter
Kiewit and Sons as a rock crusher superintendent.

Donald Dominick, Director, joined SuperiorClean Inc. in April 2001. Mr. Dominick has owned his own advertising agency Dominick and Dominick since August 1989 and has worked closely with Mr. Gautier for the past two years. Mr. Dominick has a BA in technical journalism from Colorado State University.

Directors serve for a one-year term.

We currently have only two directors, however, Article II of our bylaws states that the board of directors must consist of at least three and no more than seven persons. We anticipate we will fill the current vacancy on our board of directors by appointment of the existing members of the board shortly after our stock is qualified for quotation on the over the counter bulletin board.



PAGE-17-



Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers and directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Gautier, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name           Position          Year          Compensation
------------------------------------------------------------
Micah Gautier    CEO             2001          None

Micah Gautier was paid compensation in the amount of $10,000.00 on March 12th 2002 upon completion of SuperiorClean Inc. 504 offering. Future compensation will be at the discretion of the board as they see reasonable.

We have no employment agreement with or key man insurance upon any member of our management.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some
Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.



PAGE-18-



PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS


None


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of March 31, 2002 we have 8,889,000 shares of Common Stock issued and outstanding held by 96 shareholders of record.

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.



PAGE-19-



Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:



PAGE-20-



  * Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
  * Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
  * Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
  * Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of the date of this registration statement, we had 96 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PAGE-21-



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On March 29, 2001, upon our formation, we issued 6,700,000 shares of our authorized common stock that were fully paid and non-assessable to our founder in exchange for 6,700,000 shares of our predecessor company SuperiorClean, Inc., a Colorado corporation. All shares issued by us were done so in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

Also on March 30, 2001, we issued 926,000 shares of our authorized common stock of we in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), that were fully paid and non-assessable. Of the 926,000 shares of common stock that were issued:

       250,000 shares were disbursed to GoPublicToday.com, Inc. Mr. Stephen Brock, president of GoPublicToday.com, is a sophisticated investor. - The price per share was $.005, paid in services for total aggregate consideration of $1250. Services rendered: Consulting and document preparation services related to registration of our Regulation
       D, Rule 504 offering in the State of Nevada and compliance with applicable regulatory provisions.

       10,000 shares were issued to Donald Dominick. Mr. Dominick is a sophisticated investor. The price per share was $.005, paid in services for total aggregate consideration of $50. Services rendered:
       Acting as a director.

       The remaining 666,000 shares were issued to 8 non-affiliated individuals who were either sophisticated or accredited who provided advice and consultation concerning the organization of the business. The price per share was $.005, paid in services, for total aggregate consideration of $3300.

In February, 2002, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,000,500 shares of par value common stock to approximately 80 non-affiliated, sophisticated investors and received cash consideration of $.10 per share or aggregate consideration of $100,500.

On February 27, 2002, we issued 250,000 shares of our authorized common stock to James D. Butcher, a non-affiliate. This transaction was made pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and the shares were fully paid and non-assessable. The price per share was $.10, paid in marketing consulting services valued at $25,000, for total aggregate consideration of $25,000.



PAGE-22-



All shares other than those sold under Rule 504 and the permit issued by the state of Nevada were sold for cash or services at par value of $.001 per share. The exemption provided under section 4(2) was available because:

*     None  of   these  issuances  involved  underwriters,
underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.



PAGE-23-



2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1.  Any discretionary indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.



PAGE-24-



  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976;
1997, 706)

      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.
No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.
      4.  In the absence of fraud:
      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.



PAGE-25-



      5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.



PAGE-26-



PART F/S. FINANCIAL STATEMENTS

                 INDEPENDENT AUDITORS REPORT


To the Board of Directors
  SuperiorClean, Inc.
  Denver, Colorado

We have audited the accompanying balance sheet of SuperiorClean, Inc., as of February 28, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year ended February 28, 2002 and the period from February 6, 2001 (inception) through February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SuperiorClean, Inc. as of February 28, 2002, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States.


MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

April 30, 2002



PAGE-27-



                     SUPERIORCLEAN, INC.
                        BALANCE SHEET
                      February 28, 2002

                           ASSETS

Current Assets
  Cash                                                     $
                                                     101,027
  Other                                                1,000
                                                   -----------
    Total Current Assets                             102,027

Office   equipment,  net  of   $226   accumulated      1,710
depreciation
                                                   -----------
                                                    $103,737
                                                   ===========

                        LIABILITIES

Deferred Franchise Fee Revenue                             $
                                                      30,000
                                                   -----------
    Total Current Liabilities                         30,000
                                                   -----------

              STOCKHOLDERS' EQUITY

Preferred stock, $.001 par, 5,000,000 shares
authorized
  No shares issued or outstanding
Common stock, $.001 par, 20,000,000 shares
  authorized, 8,876,500 shares issued
  and outstanding                                      8,877
Additional paid in capital                           187,903
Retained deficit                                   (123,043)
                                                   -----------
    Total Stockholders' Equity                        73,737
                                                   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $
                                                     103,737
                                                   ===========

 See accompanying summary of significant accounting policies and notes to financial statements.






PAGE-28-



                     SUPERIORCLEAN, INC.
                  STATEMENTS OF OPERATIONS
            For the Year Ended February 28, 2002
      and the period from February 6, 2001 (Inception)
                  Through February 28, 2001

                                              2002      2001
                                           ---------   ---------


Revenues
  Sales of Franchises                            $
                                            20,000
  Royalties and fees from franchises        20,873
                                           ---------
                                            40,873
                                           ---------

General and administrative expenses        134,498   $  29,418
                                           ---------   ---------


Net loss from operations                 $ (93,625)   $(29,418)
                                           =========   =========

Basic and diluted net loss per common        $(.01)      $(.00)
share
Weighted average common shares            7,626,000   6,700,000
outstanding

 See accompanying summary of significant accounting policies and notes to financial statements.





PAGE-29-



                     SUPERIORCLEAN, INC.
        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            For the Year Ended February 28, 2002
      and the period from February 6, 2001 (Inception)
                  Through February 28, 2001

                          Common Stock         Paid in
                          Shares       $      Capital   Deficit     Totals
                        ----------  ------    --------  ---------  ---------
Issuances to
founder
  at inception
  at $.005 per
share
  - for cash             2,000,000  $2,000   $  8,000             $ 10,000
  - for assets           1,296,400   1,296      5,186                6,482
  - for services         3,403,600   3,404     13,614               17,018

Imputed salary
  contributed by
  founder                                       2,400                2,400

Net loss                                              $ (29,418)   (29,418)
                        ----------  ------   --------   ---------   --------
Balances,
  February 28,           6,700,000   6,700     29,200   (29,418)     6,482
2001                    ----------  ------   --------   ---------   --------

Issuances to
others
  for services at
  $.005 per share
in March 2001              926,000     926      3,704                4,630

Issuances to
others
  for cash at
  $.10 per share
in February 2002         1,000,500   1,001     99,049              100,050


Issuance to a consultant
  for services at $.10
  in February 2002         250,000     250     24,750               25,000

Imputed salary
  contributed by
  founder                                      31,200               31,200

Net loss                                                 (93,625)  (93,625)
                        ----------  ------   --------   ---------   --------
Balances,
  February 28,           8,626,500 $ 8,627  $187,903   $(123,043) $ 73,737

 See accompanying summary of significant accounting policies and notes to financial statements.





PAGE-30-



                     SUPERIORCLEAN, INC.
                  STATEMENTS OF CASH FLOWS
            For the Year Ended February 28, 2002
      and the period from February 6, 2001 (Inception)
                  Through February 28, 2001

                                            2002        2001
                                           ---------   ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                  $(93,625)    $(29,418)

Net adjustments to reconcile net deficit
to cash
  used by operating activities:
    Depreciation                               226
    Stock issued for services               29,630      17,018
  Imputed salary contributed by founder     31,200       2,400
  Other current assets                       6,482
  Deferred franchise fee revenue            30,000
                                           ---------   ---------

NET CASH USED IN OPERATING ACTIVITIES        3,913      10,000
                                           ---------   ---------


CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property & equipment         (1,936)
  Increase in deposits                     (1,000)
                                           ---------
NET CASH USED IN INVESTING ACTIVITIES      (2,936)
                                           ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Stock issued for cash                    100,050      10,000
                                           ---------   ---------


NET CHANGE IN CASH

      Cash balance, beginning                    0         0
                                           ---------   ---------

      Cash balance, ending               $ 101,027      $  0
                                           =========   =========



Noncash Transactions:
   Purchase of other current assets  with
stock                                                  $ 6,482
  Imputed officer salary                   $  31,200     2,400
                                           =========   =========


 See accompanying summary of significant accounting policies and notes to financial statements.



PAGE-31-



                     SUPERIORCLEAN, INC.
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business.  Superior Carpet Care Franchising
Systems, Inc. ("Superior Carpet Care") was formed on
February 6, 2001 as a Colorado corporation.  SuperiorClean,
Inc. ("SuperiorClean") was formed on March 28, 2001 as a Nevada corporation. Each was organized to franchise and support third party carpet cleaning operations. In March
2001, Superior Carpet Care transferred all assets and operations to SuperiorClean. Both were majority-owned and controlled by the same person. All activity of Superior
Carpet Care has been included in these financial statements as if there was one single combined entity.

Use of estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the income statement.
Actual results could differ from those estimates.

Revenue recognition. SuperiorClean recognizes revenue on franchise sales when all material services or conditions relating to the sale have been substantially performed or satisfied by SuperiorClean which is deemed to be when each franchisee commences operations. Significant services performed subsequent to this date are properly and independent compensated by the royalty and fee revenues charged to ongoing franchisees. See Note 4 regarding the $50,000 lump sum payment made by one franchisee. Royalty and fee revenue from franchisees is recognized monthly based upon sales of franchisees.

Franchise agreements are for 10-year periods, with options to renew for additional 10-year terms at $5,000 per term.
The upfront fee is $20,000 and is payable at signing.
Royalty and other fee payments are due monthly. Franchises are non-cancelable within their term periods. There are no minimum sales requirements. There is no right of refund.

Long-lived assets. Property, plant and equipment are stated at cost less depreciation beginning when the assets are placed in service. Major renewals and improvements are capitalized;
minor replacements, maintenance and repairs are charged to current operations.

Depreciation is computed by applying the straight-line method over the estimated useful lives of the equipment.

Income taxes. SuperiorClean accounts for income taxes using the asset and liability approach which is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. SuperiorClean records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation. SuperiorClean accounts for stock-based compensation under the intrinsic value method for employees and under the fair value method for non-employees.

Earnings per common share. Basic earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period.



PAGE-32-



NOTE 2 - INCOME TAXES

Income taxes are not due since SuperiorClean has had losses since inception. As of February 28, 2002, SuperiorClean had
$12,795 in deductible net operating losses, which expire in fiscal 2022.

The components of deferred taxes are as follows:


                                                         2001
                                                        --------
           Deferred tax assets
             Net operating loss carryforwards           $ 4,350
           Less:  valuation allowance                    (4,350)
                                                        --------
           Current net deferred tax assets              $     0
                                                        ========

NOTE 3 - COMMON STOCK ISSUANCES

The shares issued to the founder at inception were for cash, various consulting services and carpet cleaning supplies furnished in February 2001. Services were valued at their fair value estimated by management and supplies were valued at the founder's cost.

The 926,000 shares issued in March 2001 were to third parties for various services performed during March 2001. The services were valued at their fair values estimated by management and the number of shares issued to each was based on the fair value of the services at the value assigned to the shares at inception.

An additional 250,000 shares were issued to a consultant in February 2002 for services. These shares were also valued at their fair values as estimated by management.

NOTE 4 - SIGNIFICANT CUSTOMER

All revenues to date are from one franchisee. That franchise bought rights for 3 franchise locations for a lump sum $50,000 payment. To date, only one of the franchise locations has been started and operational. The additional payment amount is shown as $30,000 deferred franchise fee revenue and will be recognized when all substantial related services have been performed.


NOTE 5 - COMMITMENTS

SuperiorClean's corporate office is in Denver, Colorado.
The lease for the Las Vegas office expires on June 31, 2002 with a monthly rent of $1,200. Rent expense in the initial period from inception to February 28, 2002 was $7,200.




PAGE-33-



                     SUPERIORCLEAN, INC.
                        BALANCE SHEET
                     As of May 31, 2002

    ASSETS

Cash                                                       $
                                                      47,378
Office   equipment,  net  of   $441   accumulated      1,495
depreciation
Deposit                                                1,000
                                                   -----------
                                                           $
                                                      49,873
                                                   ===========

    LIABILITIES

Deferred franchise fee revenue                             $
                                                      30,000
Accrued expenses                                         423
                                                   -----------
    Total Current Liabilities                         30,423
                                                   -----------

    STOCKHOLDERS' EQUITY

Preferred stock, $.001 par, 5,000,000 shares
authorized
  no shares issued or outstanding
Common stock, $.001 par, 20,000,000 shares
authorized,
  8,626,500 shares issued and outstanding              8,627
Additional paid in capital                           170,953
Retained deficit                                   (160,130)
                                                   -----------
    Total Stockholders' Equity                        19,450
                                                   -----------
                                                           $
                                                      49,873
                                                   ===========






PAGE-34-



                     SUPERIORCLEAN, INC.
                  STATEMENTS OF OPERATIONS
      For the Three Months Ended May 31, 2002 and 2001
                         (Unaudited)

                                            2002        2001
                                           ---------   ---------


Revenues
  Royalties and fees from franchises             $           $
                                             7,222      20,000


General and administrative                  69,309      39,947
                                           ---------   ---------

Net loss                                  $(62,087)   $(19,947)
                                           =========   =========


Net loss per common share                   $(.01)      $(.00)
Weighted average common shares           8,626,500   7,471,667
outstanding






                          PAGE-35-
                     SUPERIORCLEAN, INC.
                  STATEMENTS OF CASH FLOWS
      For the Three Months Ended May 31, 2002 and 2001
                         (Unaudited)

                                            2002        2001
                                           ---------   ---------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                  $(62,087)   $(19,947)

Net adjustments to reconcile net
(deficit)
  to cash used by operating activities:
  Depreciation
  Stock issued for services                    215       4,630
  Imputed salary contributed by founder      7,800       7,800
  Deferred franchise fee revenues              423      30,000
  Accrued expenses                         ---------   ---------

NET CASH USED BY OPERATING ACTIVITIES       53,649      22,483
                                           ---------   ---------


NET CHANGE IN CASH                          53,649      22,483

      Cash balance, beginning              101,027           0
                                           ---------   ---------
      Cash balance, ending               $  47,378    $ 22,483
                                           =========   =========







PAGE-36-



                     SUPERIORCLEAN, INC.
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of SuperiorClean, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto elsewhere in this Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the year ended February 28, 2002, have been omitted.

















PAGE-37-



PART III - ITEM 1.  EXHIBITS


Item 3

     1    Articles of Incorporation of SuperiorClean, Inc., a
       Nevada Corporation
     2    By-laws of SuperiorClean, Inc., a Nevada Corporation

Item 4

     1    Form of common stock Certificate of the SuperiorClean, Inc. (1)

Item 10

     1  Franchise Agreement with Dunn


  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.


                         SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

              SuperiorClean, Inc. (Registrant)

Date:  October 3, 2002


By:  /s/ Micah Gautier
    ---------------------
     Micah Gautier, President and Principal Executive,
Principal Financial and Principal Accounting Officers








PAGE-38-